                                    EXHIBIT 1



                           Third Quarter - Fiscal 2001

                             Report to Shareholders

[ ROYAL GROUP TECHNOLOGIES LOGO ]


QUARTERLY REPORT

THIRD QUARTER ENDED JUNE 30 2001

MESSAGE FROM THE CHAIRMAN

During our third quarter, we experienced accelerating sales growth, in spite of an economic environment that continues to challenge our industry. Royal achieved sales of $507 million during the quarter, up 10% from $460 million during the same period last year. We achieved growth as a result of successful execution of strategies to gain market share and the introduction of new products.

     As anticipated, profitability in the third quarter was restrained by higher costs, which are expected to improve as volume increases. Royal achieved net earnings of $50 million or $0.54 per share on a fully diluted basis, compared to $57 million or $0.64 per share last year.

POSITIONED FOR IMPROVING RETURNS

In June, we completed construction of our new, four million square foot industrial complex in Woodbridge. The complex, in conjunction with recent expansions in various other outlying plants, provides us sufficient manufacturing space to expand sales to $3 billion. It also provides us with opportunities to improve operating efficiency, as we increase volume throughput in the facilities.

     Capital expenditures declined during the third quarter of fiscal 2001 to $44 million, from $100 million during the same period last year, evidencing the completion of our manufacturing expansion program. We now anticipate that fiscal 2001 capital expenditures will be well within our target of $200 million and in 2002 will be approximately $125 million. Fiscal 2000 capital expenditures were $374 million.

     We were also successful in reducing inventory days outstanding by 10 days to 147 days, during the three months ended June 30, 2001. It is Management's intention to continue to improve inventory turnover to levels appropriate for each product line, recognizing the seasonal nature of sales activity. Improvements will be achieved through a combination of increasing sales, utilization of a more flexible manufacturing organization given recent manufacturing expansion and the staged introductions of enterprise resource management systems. In addition, raw material costs are declining, presenting potential for lower inventory valuation over time.

     It is important to remember that Royal is a very vertically integrated company, producing its own PVC resin, chemical additives and compounds. Our unique level of vertical integration provides us superior profitability and ability to serve our customers, but necessitates that we carry upstream inventories. Our inventory levels have always been higher than non-integrated competitors', but our margins and strategic prowess have always been superior.

     The decline in capital expenditures, combined with the inventory reduction program, position Royal for greater free cash flows, reduced debt levels and improving returns on invested capital.

COMPETITIVE EDGE

During the current economic slowdown, we have worked hard to service our existing customers, to introduce ourselves to potential new customers and to introduce new products. Our goal has been to outperform competitors that have been weakened by the slowdown. These initiatives have all served to increase our customer base and position us for accelerating growth as the economy stabilizes. These strategies are not new to us, as we have employed them successfully in previous economic downturns.

     Over the past few years, we have significantly increased the range of yard products sold through an ever-expanding number of retail home improvement stores. Maintenance-free outdoor storage, fencing, decking, patio furniture, gazebos and garages are now marketed to today's busy homeowners. The stores we sell through are pleased that they can source these innovative products from a single source and consumers are pleased that they can improve their entire yard with products manufactured by a name they can trust.

     Approximately a year ago, we introduced roof tiles that look like slate through our siding distributor network. The response to this product, named DuraSlate(TM), has been great. Some of our existing siding distributors have been able to increase their sales with this product and we have added new distributors who have desired access to the roof tile.

OUTLOOK

We continue to see signs that our markets are improving. These signs include recent high levels of home resale activity, which typically precede robust renovation and home improvement levels. We are also seeing a healthy order book. Accordingly, we believe we can achieve 10% sales growth in fiscal 2001. We foresee accelerating growth and improving profitability in 2002, given a more stable economic environment.

     Thank you for your support as we have positioned Royal for accelerating sales growth, improving profitability and increasing returns.




/s/ Vic De Zen
-----------------------------
Vic De Zen
Chairman, President and C.E.O.
August 27, 2001

CONSOLIDATED
STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)




                                                       3 MONTHS        3 months      9 MONTHS         9 months
                                                         ENDED          ended          ENDED            ended
                                                       JUNE 30/01     June 30/00     JUNE 30/01      June 30/00
                                                     ------------    -----------    -----------     ------------
                                                      (unaudited)    (unaudited)    (unaudited)      (unaudited)
Net sales                                            $    506,949    $   459,835    $ 1,194,640     $  1,114,471
Cost of sales and operating expenses                     (391,832)      (339,905)      (974,901)        (843,290)
                                                     ------------    -----------    -----------     ------------
Earnings before the undernoted                            115,117        119,930        219,739          271,181
Amortization charges                                      (26,998)       (21,416)       (77,218)         (62,687)
Interest and financing charges                            (14,712)       (11,868)       (41,953)         (32,105)
                                                     ------------    -----------    -----------     ------------
Earnings before income taxes and minority interest         73,407         86,646        100,568          176,389
(Income taxes)                                            (23,192)       (29,441)       (32,182)         (60,274)
                                                     ------------    -----------    -----------     ------------
Earnings before minority interest                          50,215         57,205         68,386          116,115
Minority interest                                            (342)          (438)          (922)            (205)
                                                     ------------    -----------    -----------     ------------
Net earnings                                         $     49,873    $    56,767    $    67,464     $    115,910
                                                     ============    ===========    ===========     ============
Basic earnings per share (note 4)                    $       0.55    $      0.66    $      0.74     $       1.35
                                                     ============    ===========    ===========     ============
Diluted earnings per share (note 4)                  $       0.54    $      0.64    $      0.72     $       1.30
                                                     ============    ===========    ===========     ============



CONSOLIDATED STATEMENTS
OF RETAINED EARNINGS
(in thousands of Canadian dollars)


                                                            3 MONTHS      3 months      9 MONTHS       9 months
                                                             ENDED          ended         ENDED         ended
                                                           JUNE 30/01    June 30/00     JUNE 30/01    June 30/00
                                                          ----------     ----------     ----------    -----------
                                                          (unaudited)    (unaudited)    (unaudited)   (unaudited)
                                                                                                       (restated,
                                                                                                         Note 2)
Retained earnings, beginning of period:
As previously reported                                    $  675,383     $  547,817     $  657,792    $   492,374
Adjustment for implementation for future income taxes             --             --             --         (3,700)
                                                          ----------     ----------     ----------    -----------
As restated                                                  675,383        547,817        657,792        488,674
Net earnings                                                  49,873         56,767         67,464        115,910
                                                          ----------     ----------     ----------    -----------
Retained earnings, end of period                          $  725,256     $  604,584     $  725,256    $   604,584
                                                          ==========     ==========     ==========    ===========

CONSOLIDATED
STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars, except per share amounts)


                                                         3 MONTHS       3 months       9 MONTHS       9 months
                                                           ENDED         ended           ENDED          ended
                                                         JUNE 30/01    June 30/00      JUNE 30/01    June 30/00
                                                      -----------     -----------     -----------    ------------
                                                        (unaudited)    (unaudited)     (unaudited)   (unaudited)
Cash provided by (used in):
Operating activities:
Earnings before minority interest                     $    50,215     $    57,205     $    68,386    $    116,115
Items not affecting cash                                   30,519          22,965         111,542          68,121
Change in non-cash operating working capital              (11,426)        (51,990)       (112,781)       (181,631)
                                                      -----------     -----------     -----------    ------------
                                                           69,308          28,180          67,147           2,605
Financing activities:
Increase (decrease) in bank indebtedness                  (15,993)        (18,023)        106,448           5,932
Term debt proceeds                                             --          86,923              --         236,202
Term debt repayments                                         (124)           (102)           (344)           (453)
Issuance of shares under stock option plan                    287           1,688           1,613           1,747
                                                      -----------     -----------     -----------    ------------
                                                          (15,830)         70,486         107,717         243,428
Investing activities:
Acquisition of property, plant and equipment, net         (44,068)        (99,955)       (167,278)       (240,105)
Acquisition of other businesses                                --              --            (641)           (816)
Increase in investments                                        --          (1,209)         (1,034)         (2,281)
Increase in other assets                                     (236)           (456)         (1,283)           (456)
                                                      -----------     -----------     -----------    ------------
                                                          (44,304)       (101,620)       (170,236)       (243,658)
Effect of exchange rate changes                            (9,174)          2,954           4,628          (2,375)
                                                      -----------     -----------     -----------    ------------
Change in cash, being cash, end of period             $        --     $        --     $        --    $         --
Cash flow, being earnings before minority interest
plus items not affecting cash                         $    80,734     $    80,170     $   179,928    $    184,236
                                                      ===========     ===========     ===========    ============
Basic cash flow per share                             $      0.89     $      0.93     $      1.98    $       2.14
                                                      ===========     ===========     ===========    ============
Diluted cash flow per share                           $      0.87     $      0.90     $      1.93    $       2.07
                                                      ===========     ===========     ===========    ============

CONSOLIDATED
BALANCE SHEETS
(in thousands of Canadian dollars)

                                               JUNE 30/01       Sept. 30/00       June 30/00
                                              -----------       -----------       -----------
                                              (unaudited)        (audited)        (unaudited)
                                                                                  (Restated,
                                                                                    Note 2)
ASSETS

Current assets:
Accounts receivable                           $   392,812       $   363,939       $   353,850
Inventories                                       446,425           428,305           414,348
Prepaid expenses and deposits                      25,241            22,082            15,333
                                              -----------       -----------       -----------
                                                  864,478           814,326           783,531

Property, plant and equipment                   1,578,487         1,455,027         1,345,243
Future income tax assets                           20,826            20,826                --
Goodwill and other assets                         245,970           248,857           237,847
                                              -----------       -----------       -----------
                                              $ 2,709,761       $ 2,539,036       $ 2,366,621
                                              ===========       ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness                             $   436,994       $   330,546       $   176,246
Accounts payable and accrued liabilities          268,168           286,297           254,494
Term debt due within one year                         479               479               494
                                              -----------       -----------       -----------
                                                  705,641           617,322           431,234

Term debt                                         548,568           547,210           813,152
Future income tax liabilities                     118,023           118,816            78,991
Minority interest                                  20,549            19,466            18,062
Shareholders' equity:
Capital stock                                     607,325           605,712           452,455
Retained earnings                                 725,256           657,791           604,584
Currency translation adjustments                  (15,601)          (27,281)          (31,857)
                                              -----------       -----------       -----------
                                                1,316,980         1,236,222         1,025,182
                                              -----------       -----------       -----------
                                              $ 2,709,761       $ 2,539,036       $ 2,366,621
                                              ===========       ===========       ===========




On behalf of the Board:


/s/ Vic De Zen                        /s/ Gary Brown
---------------------------           --------------------------------
Director                              Director
Vic De Zen                            Gary Brown
Chairman, President & C.E.O.          Executive Vice President & C.F.O.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Canadian dollars, except per share amounts)


1.   CONSOLIDATED FINANCIAL STATEMENTS

     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.


     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2001 and the results of operations and cash flows for the three month and nine month periods ended June 30, 2001.

     Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of Company's net sales and operating margin and two-thirds of its net earnings occur in the last two fiscal quarters.

2.   ACCOUNTING CHANGE

     Except as outlined below, the Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2000. For details please refer to note 1 of the Company's 2000 annual report.

     During the current fiscal year, the Company adopted revised Section 3500 of the CICA Handbook, Earnings Per Share. The new section requires a change to the treasury method for calculating fully diluted earnings per share. The change in accounting was accounted for on a retroactive basis with the effect of reducing the prior quarter ended and year-to-date June 30, 2000 diluted earnings per share by $nil to $0.64 and $0.04 to $1.30 respectively.

     As previously reported, the Company adopted Section 3465 of the CICA Handbook, Income Taxes. Section 3465 requires a change from the deferred method to the asset and liability method of accounting for income taxes. The cumulative effect of this change in accounting for income taxes of $3,700 is determined as of October 1, 1999 and is reported separately as a restatement of the opening balance of retained earnings for the 9 months ended June 30, 2000.

3.   SEGMENT REPORTING DATA

                                                      Home
                                                  improvement,
                                                  consumer and      Materials,
                                                       and          machinery
                                                  construction        & real           Intra -
                                                    products          estate           Group         Consolidated
                                                -------------    -------------      -----------      ------------
For the quarter ended June 30, 2001
Net sales                                       $     482,047    $     140,902      $  (116,000)     $    506,949
Earnings before amortization and interest              74,385           40,732                            115,117
Amortization charges                                   18,483            8,515                             26,998
Total assets                                        1,508,461        1,201,300                          2,709,761
Property, plant and equipment                         715,350          863,137                          1,578,487
Acquisition of property, plant and equipment           27,281           16,787                             44,068

For the 9 months ended June 30, 2001
Net sales                                       $   1,153,541    $     493,099      $  (452,000)     $  1,194,640
Earnings before amortization and interest             109,250          110,489                            219,739
Amortization charges                                   53,322           23,896                             77,218
Total assets                                        1,508,461        1,201,300                          2,709,761
Property, plant and equipment                         715,350          863,137                          1,578,487
Acquisition of property, plant and equipment           96,185           71,093                            167,278

For the quarter ended June 30, 2000
Net sales                                       $     442,358    $     190,217      $  (172,740)     $    459,835
Earnings before amortization and interest              85,172           34,758                            119,930
Amortization charges                                   15,193            6,223                             21,416
Total assets                                        1,360,343        1,006,278                          2,366,621
Property, plant and equipment                         601,823          743,420                          1,345,243
Acquisition of property, plant and equipment           23,230           76,725                             99,955

For the 9 months ended June 30, 2000
Net sales                                       $   1,072,392    $     532,579      $  (490,500)     $  1,114,471
Earnings before amortization and interest             178,330           92,851                            271,181
Amortization charges                                   44,409           18,278                             62,687
Total assets                                        1,360,343        1,006,278                          2,366,621
Property, plant and equipment                         601,823          743,420                          1,345,243
Acquisition of property, plant and equipment           90,529          149,576                            240,105

4.   EARNINGS PER SHARE

Basic and fully diluted net earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 90,891,119 (2000 - 86,181,345) and 92,995,484 (2000 -
89,061,466) and for the nine month period of 90,828,667 (2000 - 86,155,843) and
93,107,940 (2000 - 88,888,164) respectively. As at June 30, 2001, the Company had outstanding 15,935,444 multiple voting shares, 74,997,634 subordinate voting shares, and 10,103,760 options to acquire subordinate voting shares under the Company's employee stock option plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2001, AS COMPARED TO THE
QUARTER ENDED JUNE 30, 2000

Consolidated net sales for the third quarter were $507 million, up 10% from $460 million recorded during the same period in 2000. The Company was able to generate sales growth during the quarter across all product lines in the Products segment, with the exception of window coverings. Acquisitions and divestitures had no effect during the quarter.

     Products segment sales for the third quarter increased $39.7 million or 9% to $482 million. Building system sales increased 52% due to higher volumes sold in Mexico and Canada, outdoor storage increased 27% and indoor storage and patio furniture increased 19% due to higher volumes sold to new and existing customers. These sales increases were partially offset by lower sales in window coverings, which decreased $4.6 million or 6% to $74 million for the third quarter due to lower volumes sold to the fabrication base as a result of some economic softness in this sector.

     Support segment sales for the third quarter decreased $49.3 million or 26% to $141 million, while third party sales increased $7 million to $25 million, primarily due to higher volumes sold by the machinery division.

     Sales to non-Canadian customers, including foreign based sales and exports from Canadian operations, increased to 61.1% or $310 million of total sales from 59.9% or $276 million for the same period last year. The increase was primarily due to higher volumes of building systems and outdoor storage products sold in foreign markets.

     The Group's overall operating margin (or "EBITDA") for the quarter ended June 30, 2001 decreased by $4.8 million or 4% to $115.1 million compared to $119.9 million last year. EBITDA as a percentage of sales decreased to 22.7% from 26.1% last year.

     Raw material costs as a percentage of sales were 42.8% compared with 41.9% last year and resulted from higher cost inventory moving through the operating cycle. Labor costs as a percentage of sales were 13.4% compared to 12.6% last year. This increase was due to lower unit volumes sold in window coverings and machinery and a higher level of employees to support the anticipated increase in sales. Other manufacturing costs as a percentage of sales increased to 8.9% from 8.2% last year. This increase was due to higher amortization costs as a result of the capital expenditure program. Selling, general, and administration cost as a percentage of sales increased to 17.5% from 15.8% last year due to higher freight and warehousing costs.

     Product segment EBITDA for the quarter ended June 30, 2001 decreased to $74.4 million from $85.2 million last year. EBITDA as a percentage of sales decreased to 15.4 % from 19.3% last year. The decrease was primarily due to higher raw material and labour costs. Support segment EBITDA for the quarter ended June 30, 2001, increased by $5.9 million to $40.7 million from $34.8 million last year. EBITDA as a percentage of sales increased to 28.9% from 18.3% due to slightly lower raw material costs in this segment and higher third party sales.

     Amortization expense increased to $27 million for the quarter, up by $5.6 million from $21.4 million last year. As a percentage of sales amortization expense is 5.3% versus 4.7% last year. Products segment amortization as a percentage of sales was 3.8%, which increased from 3.4% last year. This increase is due to added capacity in custom profiles and window coverings. Support segment amortization expense as a percentage of sales was 6.0%, which increased from 3.3% last year. This increase is also due to added capacities in material and real estate.

     Interest and financing charges increased as a percentage of sales to 2.9% from 2.6% last year. Interest expense increased by $2.8 million from $11.9 million due to higher level of loan utilization for working capital and capital spending purposes. Approximately $2 million of interest expense was capitalized to assets under construction during the quarter.

     During the quarter income tax expense as a percentage of earnings before income taxes decreased to 31.6% from 34% last year. The rate reduction is due to favorable provincial tax legislation passed in June 2001 and is consistent with the Group's overall expected effective rate for Fiscal 2001.

     Net earnings during the quarter were $49.9 million or 9.8% of sales versus $56.8 million or 12.3% of net sales for the prior quarter. Earnings for the third quarter of the fiscal year were negatively impacted by higher variable costs and lower fixed cost adsorption, higher raw material costs working through the system and higher depreciation and interest financing costs related to the capital expansion program. On a fully diluted basis, earnings per share for the period were $0.54 compared to $0.64 in the prior quarter. The average number of shares outstanding for the quarter on a fully diluted basis was approximately 93 million, or approximately 3.9 million higher than the prior year.


LIQUIDITY AND CAPITAL RESOURCES

During the period the Group generated cash flow of $80.7 million or $0.87 per share, an increase of $0.5 million or 1% over the $80.2 million or $0.90 per share for the previous year. Cash flow from operations of $69.3 million was used to finance capital spending of $44 million and reduce operating loans by $16 million. Working capital was $159 million at June 30, 2001 compared to $138 million as at March 31, 2001. 86% of inventory as at June 30, 2001 can be attributed to the Products Group and 14% can be attributed to the Support Group, primarily representing materials in the PVC resin, chemical additive and compound operations inherent with Royal's high degree of vertical integration. On June 30, 2001, approximately $450 million was drawn on the Group's $700 million bank credit facility, representing 64% utilization, while the funded debt to capital ratio was 42.4% compared to 43.4% as at March 31, 2001. Management believes that the Company's anticipated cash flow from operations and available credit is sufficient to meet its needs.

CORPORATE DIRECTORY


CORPORATE OFFICE:                     TRANSFER AGENTS AND REGISTRARS:                FOR FINANCIAL INFORMATION CONTACT:
Royal Group Technologies Limited      Montreal Trust Company of Canada               Gary Brown,
1 Royal Gate Blvd.,                   c/o Computershare Investor Services Inc.       Corporate Office
Woodbridge, Ontario                   100 University Avenue, 11th Floor              Executive Vice President and Chief
Canada L4L 8Z7                        Toronto, Ontario M5J 2Y1                       Financial Officer
                                      Tel: 1-800-663-9097 or (416) 981-9633
Telephone: (905) 264-0701             Facsimile: (416) 981-9507                      FOR FURTHER INFORMATION CONTACT:
Facsimile: (905) 264-0702             E-mail: faq@montrealtrust.com                  Mark Badger,
                                                                                     Corporate Office
SHARES LISTED ("RYG"):                Co-Transfer Agent (U.S.A.)                     Vice President, Corporate
Toronto Stock Exchange,               Computershare Trust Company, Inc.              Communications
New York Stock Exchange               12039 W. Alameda Parkway, Site 2-2
                                      Lakewood, CO 80228
                                      Tel: (303) 956-5400
                                      Fax: (303) 986-2444

Additional investment information is available on Royal Group's website at www.royalgrouptech.com under the "Investment Information" section.

TRADING DATA

                           High          Low        Close         Volume
                          (TSE)         (TSE)       (TSE)       (in 000's)
                       ---------      --------     --------     ----------
Fiscal 2000
Q1                       $C35.20       $C24.75      $C30.75      10,596 *
Q2                         32.90         26.00        31.50       9,380 *
Q3                         36.50         28.00        35.20       8,309 *
Q4                         36.15         28.50        30.00      10,437 *
                       ---------      --------     --------      --------
Fiscal 2001
Q1                         31.40         16.10        18.75      12,740 *
Q2                         27.20         18.55        23.25      12,135 *
Q3                         29.50         20.00        27.95      12,739 *

*    TSE, NYSE

FORWARD LOOKING STATEMENTS:

The information in this document contains forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of construction activity, changes in product costs and pricing, an ability to achieve or delays in achieving savings related to the cost reduction, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business, and other political, economical and regulatory risks, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), difficulty in preserving proprietary technology, changes in environmental regulations and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. Statements made in this document are made as of August 27, 2001 and Royal assumes no responsibility for updating such statements.



                       [ ROYAL GROUP TECHNOLOGIES LOGO ]